SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No.  1 )

Filed by the Registrant  [  ]

Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[X]

Preliminary Proxy Statement

[  ]

Definitive Proxy Statement

[  ]

Definitive Additional Materials

[  ]

Soliciting Material Pursuant to Rule 14a-12

[  ]

Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

TELEGEN CORPORATION

 (Name of Registrant as Specified In Its Charter)

Anodos Trading Limited, Eric Broadley, T. Ronald Davis,

Nicholas Edmonstone, Warren Hardy, Ian Lakin,

Victor J. Meiusi, Michael Moors, Polymer Holdings Limited,

Richard G. Sellers,  William Swayne and Duncan Troy

 (Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]

No fee required.

[  ]

Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)

Title of each class of securities to which transaction applies:

_____________________________________________________________________________________________

(2)

Aggregate number of securities to which transaction applies:

_____________________________________________________________________________________________

(1)

Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule

0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

_____________________________________________________________________________________________

(4)

Proposed maximum aggregate value of transaction:

_____________________________________________________________________________________________

(5)

Total fee paid:

_____________________________________________________________________________________________

[  ]

Fee paid previously with preliminary materials:

[  ]

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

[  ]

(1)

Amount Previously Paid:

_____________________________________________________________________________________________

[  ]

(2)

Form, Schedule or Registration Statement No.:

_____________________________________________________________________________________________

[  ]

(3)

Filing Party:

_____________________________________________________________________________________________

[  ]

(4)

Date Filed:

_____________________________________________________________________________________________

NOTICE OF REQUEST OF CONSENT TO ELECT DIRECTORS WITHOUT A

MEETING REQUESTED FROM SHAREHOLDERS OF TELEGEN CORPORATION

To the shareholders of Telegen Corporation:

The Shareholders Committee of Telegen Corporation (the “Shareholders Committee”) consisting of Anodos Trading Limited, Eric Broadley, T. Ronald Davis, Nicholas Edmonstone, Warren Hardy, Ian Larkin, Victor J. Meiusi, Michael Moors, Polymer Holdings Limited, Richard G. Sellers, William Swayne and Duncan Troy, is soliciting the written consent and approval from the shareholders of Telegen to fill the five existing vacancies on the Board of Directors of Telegen. The board currently has two board members and the by-laws of the corporation require a minimum of five. If the written consent of the holders of at least 9,211,498 shares of Telegen to the election of the nominees proposed by the Shareholders Committee is received by November 30, 2003, the nominees will be elected and the election will be effective immediately after the receipt of such consents.

Your attention is directed to the Consent Statement accompanying this Notice which more fully describes the proposal of the Shareholders Committee.  Shareholders of record as of September 18, 2003 are entitled to give their consents to the proposed action.  In order for shareholder consents to be effective, shareholders must complete, sign and return the Consent form concerning the proposal for which consent and approval is being solicited by the Shareholders Committee.

Consents are being sought by the Shareholders Committee at their expense and not by the Board of Directors of Telegen.  The Shareholders Committee requests that you vote to elect the nominees to the Board proposed by it.  To ensure your participation you are urged to mark, date, sign and return the enclosed Consent as promptly as possible.

The Shareholders Committee urges you to sign and return the enclosed form of consent.  We also urge you to ignore any requests of Telegen’s current board of directors to revoke or not to sign the requested consent.

 This consent statement is provided by the Shareholders Committee and not by the existing board or management of Telegen.

YOU MAY REVOKE YOUR CONSENT IN THE MANNER DESCRIBED IN THE ACCOMPANYING CONSENT STATEMENT AT ANY TIME BEFORE ACTION AUTHORIZED BY SIGNED CONSENTS BECOMES EFFECTIVE.

TELEGEN CORPORATION SHAREHOLDERS COMMITTEE

IMPORTANT

Shareholders are requested to sign, date and mail the enclosed Consent immediately, but must be received on or before November 30, 2003.  Alternatively, the Consent may be faxed to American Stock Transfer & Trust Company at 718-259-1144.

Consent Statement

of

Anodos Trading Limited, Eric Broadley, T. Ronald Davis, Nicholas Edmonstone,

Warren Hardy, Ian Lakin, Victor J. Meiusi, Michael Moors, Polymer

Holdings Limited, Richard G. Sellers, William Swayne and Duncan Troy

Name of Person(s) Soliciting Proxies

Duncan Troy

William Swayne

Richard G. Sellers

Address of Person(s) Soliciting Proxies

Duncan Troy: New House Farm, Sheep Street Lane,

Etchingham, East Sussex TM9 7AY

William Swayne: 2703 W. McGraw, Seattle, WA  98199

Richard Sellers: 4102 Linden Ave. N #302, Seattle, WA 98103

Solicitation of Consents to Elect Directors of

Telegen Corporation

September 29, 2003

Dear Fellow Shareholders of Telegen Corporation:

The Shareholders Committee, consisting of the persons whose names are set forth to below and own an aggregate of 4,916,418 shares (26.65%) of Telegen common stock, is soliciting the written consent in lieu of a meeting of shareholders of Telegen Corporation (“Telegen”) in order to fill five existing vacancies on the Board of Directors.  The persons proposed to fill those vacancies are: Duncan Troy, Richard M. Herring, T. Ronald Davis, Victor J. Meiusi, and Richard G. Sellers.  Their biographies are contained in the attached Consent Statement (Annex A).  Jessica Stevens and Bonnie Crystal, who are currently the only directors of Telegen, will not be replaced or removed by this action.  As a shareholder your consent is being solicited by the Shareholders Committee for a number of reasons:

1.

No meeting of the shareholders of Telegen has been held since August 6, 1997.

2.

Although the Bylaws of Telegen call for a minimum of five directors, there are presently only two directors, Ms. Stevens and Ms. Crystal, and as officers of the company are not independent.  The Shareholders Committee has been advised that actions taken by these two directors as the Board of Directors of Telegen may not be valid.

3.

The Bylaws of the Corporation provide that the holders of 10% or more of the outstanding shares of the Corporation may call a meeting of the shareholders by requesting the secretary of the Corporation to set a time and date for the meeting. In December, 2002 Michael Moors, the holder of approximately 13.4% of the total number of outstanding shares of Telegen, made a written request of Bonnie Crystal, Secretary of Telegen, to call a meeting of the shareholders.  Mr. Moors’ request was ignored and no response was made nor was action taken by Ms. Crystal or any other officer of Telegen.

4.

Telegen has not complied with and is currently not in compliance with its obligations to file reports under the Securities Exchange Act of 1934. The annual report of Telegen on Form 10-KSB for the year ended December 31, 2002, was required to be filed with the Securities and Exchange Commission no later than April 14, 2003.  The quarterly reports for the quarters ended March 31, 2003 and June 30, 2003 were each required to be filed 45 days after such dates. As of the date hereof and based upon a search of the SEC’s Edgar website, the annual report and the quarterly reports have not been filed. As a result, the prices for the common stock of Telegen are no longer quoted on the Electronic Bulletin Board and are now listed on the Pink Sheets.  This has resulted in a significant loss of liquidity for persons wishing to trade their shares.

5.

The Shareholders Committee believes that Telegen’s present management is not fulfilling its obligations.  No communications with shareholders have been made since July 30, 2002.  Persons seeking to communicate with the Company by telephone are unable to do so.

Reasons for Consent Solicitation

The Company is not complying with its bylaws, which require a minimum of five directors.  Based on information available to us, we understand that the Company currently has only two directors: Jessica Stevens and Bonnie Crystal, both of whom are employees of the Company.  There are no independent directors.  In addition, current management has allowed the Company to become delinquent in its obligation to file reports with the Securities and Exchange Commission. Our share value has been adversely affected under existing management.

Our Objective

The Shareholders Committee wishes to bring to Telegen the commercial leadership needed to become a successful company.

Election of Directors

The Shareholders Committee proposes that you grant your consent to elect the five nominees to the Board of Directors. Your vote will not remove the incumbent directors, Jessica Stevens and Bonnie Crystal, who will continue to hold their positions as directors.

The nominees of the Shareholders Committee for directors are:

T. Ronald Davis  (age 54)

Richard N. Herring  (age 65)

Victor J. Meiusi  (age 43)

Richard G. Sellers  (age 43)

Duncan Troy  (age 44)

The Shareholders Committee recommends that you consent to the election of the Shareholders Committee’s nominees to the board of directors of Telegen.

You are entitled to a number of votes equal to five times the number of shares you hold.  You may distribute your votes equally among the nominees or, if you wish, you may distribute your votes disproportionately among one, some or all nominees.

The Shareholders Committee Members intend to grant their consents in support of the election of the nominees by voting their shares equally among all nominees.

The Nominees

Information regarding Messrs. Davis, Herring, Meiusi, Sellers and Troy has been furnished to the Shareholders Committee by the respective nominees and is included in this Consent Statement as well as additional information for each Shareholders Committee nominee as required by the Federal securities laws governing the use and distribution of this Consent Statement.

The Shareholders Committee proposes the following slate of five candidates for election to the Board of Directors of Telegen:

T. Ronald Davis, a former Telegen Advisory Board member, was Microsoft Corporation’s Director of Worldwide Sales Training, Director of Corporate Accounts Marketing and Group Marketing Manager - Operating Systems. Prior to that, Mr. Davis was employed nine years with Digital Equipment Corporation in a variety of sales and marketing positions in both the Sales and Software Services organizations. He also worked nine years with American Express Company in various technology positions that included being the systems analyst/developer responsible for creating the operating system that American Express deployed to implement the first worldwide credit authorization system. Mr. Davis currently is the CEO of Intellect Marketing Group, Inc., a consulting company. His clients include software and technology companies, F500 service companies, educational companies, and many startup businesses in a variety of industries.

 Richard N. Herring, a former Telegen Advisory Board member, has served as the Executive Director of Engineers Without Borders – USA (“EWB-USA”) since July, 2002.  EWB-USA is a non-profit corporation which attempts to help disadvantaged communities improve their quality of life through implementation of environmentally and economically sustainable engineering projects, while developing internationally responsible engineering students.  From January 2001 to July 2002 he served as the CEO of [4C Corporation], a non-profit entity focused on church development.  From April 1998 to August 1999 Mr. Herring served as the CEO of Spectral Solutions, Inc., a company focused on cellular telephone enhancement products; Spectral Solutions, Inc. was acquired by ISCO INT’L and Mr. Herring served as the COO of ISCO INT’L from August 1999 to December 2000.  From January 1995 to December 1997 Mr. Herring served as the CEO of EarthWatch, Inc., a company focused on remote sensing technology.

Victor J. Meiusi has been employed since 2002 as the Principal of Glenvida, a private investment group specializing in identifying and investing in growth opportunity companies.  From 1997 to 2001, he served as the Director, National Accounts for Avandel, Inc., a risk management organization specializing in the care and cost management of catastrophic medical events.  From 1994 to 1997, Mr. Meiusi served as Director of Marketing for HMA, Inc., a regional third party administrator of health plans.

Richard G. Sellers is an investor and advisor to start-up and turnaround companies combining his engineering, marketing and operations experience to build positive cash flow and shareholder equity.  He worked as a consultant for Telegen to assist with their emergence from bankruptcy from March through October 2000 (His only compensation was stock options, which have since expired unexcercised).  From 1989 to 2000 he was CEO of ARC Group International, Inc., a company specializing in international logistics.  In the 1980's he was a founding member of Quadtek, Inc., which pioneered innovative high temperature video systems in industrial environments. Mr. Sellers currently is the CEO and founder of a private real estate development company in Seattle.

Duncan Troy, a former Telegen Advisory Board member, is a director of the following U.K. based companies: Domain Dynamics Holdings Limited, a fast growing enterprise offering Smart Voice and Smart Signal solutions to developers and integrators, initially of wireless handheld products, access control systems, transportation systems and industrial processes; Private Equity III Limited, an investment vehicle; The Vintage Wine Company Limited, a small wine broker; Lifescan Limited, which offers a range of screening devices using CT technology for the early detection of disease; and PE7 Limited. During the past four years he has been actively involved with raising capital for development companies and is a citizen and resident of the United Kingdom.

Voting Procedures

Shareholders may elect directors to fill vacancies by the written consent of a majority of the outstanding shares entitled to vote.  In the election of directors, the holders of common stock of Telegen have cumulative voting rights, which means each shareholder has the right to give one candidate as many votes as the number of directors to be elected (in this case five) multiplied by the number of his or her shares, or to distribute the shareholder’s votes among any number of candidates on the same principle.  Unless otherwise indicated on the enclosed form of consent, votes will not be cumulated and each nominee will receive one vote for each share held by the consenting shareholder.  Abstentions and failure to consent will not be counted for any purpose and will have no effect in determining the number of votes received by a nominee.  In order to be elected a nominee must receive at least 9,211,498 votes.

The enclosed consent is solicited on behalf of the Shareholders Committee in order to elect the nominees referred to above as directors of the Company.  The Shareholders Committee will bear the cost of preparing and mailing the consent, Consent Statement, and any other material furnished to shareholders by the Shareholders Committee in connection with the solicitation of consents.  Consents will be solicited by use of the mails, and representatives of the Shareholders Committee may also solicit consents by telephone or personal contact.  Copies of solicitation materials will be furnished to fiduciaries, custodians, and brokerage houses for forwarding to beneficial owners of the stock held in their names.

Consents will be received and tabulated by American Stock Transfer & Trust Company, the transfer agent for Telegen’s common stock.

Any person giving a consent in the form accompanying this consent statement has the power to revoke it at any time before it is exercised. The consent may be revoked by delivering to the Shareholders Committee, to the attention of Pacific West Securities at the address indicated below, an instrument of revocation or a duly executed consent bearing a later date.  Consents will be exercised upon receipt by American Stock Transfer & Trust Company, and will be effective as to any nominee when that nominee has received the written consent of a majority of the outstanding shares.

American Stock Transfer & Trust Co. (“AST”), the transfer agent for the common stock of Telegen, will receive and will tabulate all consents.  The consents solicited by the Shareholders Committee will be effective when signed by the holders of at least 9,190,896 shares and returned or faxed to AST.  The addition to the Board of Directors of the five nominees will be effective immediately thereafter.

Please sign, date and return the enclosed consent card in the envelope provided or by facsimile transmission to American Stock Transfer & Trust Company at (718) 259-1144.  If your shares of Telegen common stock are held in the name of a brokerage firm, bank or nominee, only they can deliver a consent with respect to the nominees whose names are set forth below and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and give instructions for such shares immediately.

The Shareholders Committee urges you to sign and return the enclosed form of consent.  Time is of the essence to try to save our investment in this company. We also urge you to ignore any requests of Telegen’s current board of directors to revoke or not to sign the requested consent.

Contact Information

Please direct any questions regarding this solicitation to:

Telegen Shareholders Committee Contacts:

European Contact	US Contacts
Duncan Troy: New House Farm, Sheep Street Lane Etchingham, East Sussex TM9 7AY +44-15808-19385	William Swayne: 2209 Eastlake AVE E Seattle, WA 98102 206-726-1633	Richard Sellers: 4102 Linden AVE N #302, Seattle, WA 98103 206-547-4071

Annex A

Information Regarding Shareholders Committee Members and Nominees

Beneficial Ownership of Shares by Shareholder Committee Members and Nominees

As of September 18, 2003, Mr. Herring did not beneficially own any shares of Telegen common stock.  As of  September 18, 2003, the Shareholders Committee’s members (which includes nominees Davis, Meiusi, Sellers and Troy) owned shares of the company’s common stock of record and beneficially as disclosed in the following table:

Name and Business Address	Shares Beneficially Owned (1)	Percent of Class
Anodos Trading Limited: Nors Court, 86 Athinon Street, CY-3040, Limassol, Cyprus	346,153	1.9%
Eric Broadley: Little Farm, Causway Road, Huntingdon PE17 3AS	115,385	0.6%
T. Ronald Davis: 25424 NE 39th Way, Redmond, WA 98053	19,511	0.1%
Nicholas Edmonstone: Southend Farm, Soberton, Hampshire S032 3QB	150,385	0.8%
Warren Hardy: Villa Rose, 2 Lacets, St. Leon, 980000 Monaco	513,894	2.8%
Ian Lakin: Pinelands, Murtleden Road, Mill Timber, Aberdeen AB1 0HJ	36,923	0.2%
Victor J. Meiusi: 10513 NE 152nd St., Bothell, WA 98011	22,737	0.1%
Michael Moors: Eaton Cottage, Eaton, Congleton, Cheshire CW12 2NA	2,571,006	13.4%
Polymer Holdings Limited: Broomhill Road, Stonehaven AB39 2NH	230,769	1.3%
William Swayne: 2703 W. McGraw, Seattle, WA 98199	466,308	2.5%
Duncan Troy: New House Farm, Sheep Street Lane, Etchingham, East Sussex TM9 7AY	260,627	1.4%
Richard Sellers: 4102 Linden AVE N #302, Seattle, WA 98103	182,720	1.0%

___________________

 (1) The persons listed in this table have sole power to vote and sole power to direct the disposition of the shares of Common Stock except as follows:

•

William M. Swayne shares with his wife Candace K. Swayne beneficial ownership over 466,308 shares.  Ms. Swayne is the President of WMS Financial Planners, Inc. located at 2209 Eastlake Avenue East, Seattle, Washington 98102.  She shares the right to vote or to direct the vote, to dispose or to direct the disposition, to receive or the power to direct the receipt of dividends, if any, and the right to receive or the power to direct the receipt of the proceeds from the sale of the beneficially owned securities.

•

Mr. Meiusi shares with his wife beneficial ownership over 7,172 shares.

•

Mr. Sellers shares with his wife beneficial ownership over 182,720 shares.

Based on Telegen’s Annual Report on Form 10-K for the fiscal year ended December 21, 2001, Ms. Stevens and Ms. Crystal owned shares of Telegen’s common stock as follows:

Name and Business Address	Shares Beneficially Owned (A)	Percent of Class
Jessica Stevens (B): Telegen Corporation, 1840 Gateway Dr., Ste. 200, San Mateo, CA 94404	5,618,591	28.94%
Bonnie Crystal (C) : Telegen Corporation, 1840 Gateway Dr., Ste. 200, San Mateo, CA 94404	3,369,531	17.36%

______________________

(A) Beneficial ownership includes voting and investment power with respect to the shares. Shares of common stock subject to options currently exercisable or exercisable within 60 days of December 31, 2001, are deemed outstanding for computing the percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.  Thus, the sum of the individuals' ownership as a percent of common stock beneficially owned may exceed 100%. On June 30, 2000, the Company effected a one-for-16 reverse split of its common stock.  All share data in this table have been retroactively restated to reflect this reverse stock split.  As of December 31, 2001, Telegen had 17,911,791 shares of common stock outstanding.

(B) Jessica L. Stevens beneficially owns 4,118,591 shares of common stock, has options to acquire 500,000 shares of common stock and a warrant to acquire 1,000,000 shares of common stock.

(C) Bonnie Crystal beneficially owns 1,869,531 shares of common stock, has options to acquire 500,000 shares common stock and a warrant to acquire 1,000,000 shares of common stock.

Compensation information

The following is information regarding compensation paid to Ms. Stevens and Ms. Crystal by Telegen.  The information was obtained from Telegen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

Summary Compensation Table

The following table summarizes the total compensation of Ms. Stevens and Ms. Crystal in the fiscal years ended December 31, 2001, 2000 and 1999.

Name and Principal Position	Year	Total Annual Compensation (1)		Long Term Compensation Awards (2)
		Salary Paid	Salary Accrued	Options/SARs (3)
Jessica L. Stevens (4) Chief Executive Officer and Chair of the Board	2001	$164,166	0	508,205 (5)
	2000	$322,084 (6)	0	793,998 (7)
	1999	$12,000	$188,000 (8)	0

Bonnie A. Crystal (9) Executive Vice President, Chief Technical Officer, Secretary and Director	2001	$202,292	0	502,222(10)
	2000	$289,875 (11)	0	765,879(12)
	1999	$9,000	$171,000 (13)	0

_________________

(1) Total Annual Compensation includes all cash payments made to the Named Executive Officers including salary, bonuses and any other cash compensation, including compensation paid by any Company subsidiary.

(2) Long Term Compensation Awards includes any options, SARs or restricted stock awards granted to the Named Executive Officers.

(3) On June 30, 2000, the Telegen effected a one-for-16 reverse split of its common stock.  All options, warrants and SAR's outstanding as of June 30, 2000 were subsequently cancelled on June 30, 2000, pursuant to the Telegen's Plan of Reorganization.

(4) Ms. Stevens' annual salary during fiscal year 1999 and the first half of 2000 was $200,000 per year.  On June 30, 2000, Ms. Stevens' annual salary was increased to $500,000 per year. On March 1, 2001, Ms. Stevens' annual salary was reduced to $200,000 per year and on August 15, 2001, Ms. Stevens voluntarily reduced her salary to $0.

(5)  Includes options to purchase 5,983 shares of Telegen common stock and options to purchase 502,222 shares of Telisar common stock.

(6)  Includes $272,084 in salary paid by Telegen and $50,000 in salary paid by Telisar, Telegen’s majority ownded subsidiary.

(7)  Includes 78,755 shares of common stock issued in exchange for $137,820 in accrued salary for the period January 1, 1998 through October 28, 1998, 23,814 shares of common stock issued in exchange for $33,334 in accrued salary for the period October 29, 1998 through December 31, 1998, 134,286 shares of common stock issued in exchange for $188,000 in accrued salary for the year 1999, 57,143 shares of common stock issued in exchange for $80,000 in accrued salary for the year 2000 and an option to purchase 500,000 shares of Telegen common stock.

(8) Includes $125,000 accrued for the period January 1, 1998 through August 17, 1998, $12,820 accrued for the period October 11, 1998 through October 28, 1998 and $33,334 accrued for the period October 29, 1998 through December 31, 1998.

(9) Ms. Crystal's annual salary during fiscal year 1999 and the first half of 2000 was $180,000 per year. On June 30, 2000, Ms. Crystal's annual salary was increased to $450,000 per year. On March 1, 2001, Ms. Crystal's annual salary was reduced to $200,000 per year and on August 15, 2001, Ms. Crystal's annual salary was reduced to $100,000.

(10) Options to purchase 502,222 shares of Telisar common stock.

(11)  Includes $244,875 in salary paid by Telegen and $45,000 in salary paid by Telisar.

(12)  Includes 70,879 shares of common stock issued in exchange for $124,038 in accrued salary for the period January 1, 1998 through October 28, 1998, 21,428 shares of common stock issued in exchange for $30,000 in accrued salary for the period October 29, 1998 through December 31, 1998, 122,143 shares of common stock issued in exchange for $171,000 in accrued salary for the year 1999, 51,429 shares of common stock issued in exchange for $72,000 in accrued salary for the year 2000 and an option to purchase 500,000 shares of Telegen common stock.

 (13) Includes $112,500 accrued for the period January 1, 1998 through August 17, 1998, $11,538 for the period October 11, 1998 through October 28, 1998 and $30,000 for the period October 29, 1998 through December 31, 1998.

Options/SAR Grants

The following table sets forth certain information with respect to options or SAR grants in Telegen and Telisar Corporation (“Telisar”), a California corporation and majority-owned subsidiary of Telegen during the fiscal year ended December 31, 2001 to Ms. Stevens and Ms. Crystal.

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($ per share)	Expiration Date
Options in Telegen
Jessica L. Stevens (1)	4,444	1.32%	$4.95	November 20, 2003
Jessica L. Stevens (1)	1,539	0.46%	$3.58	May 7, 2004
Options in Telisar
Jessica L. Stevens	500,000	29.99%	$2.48	September 14, 2004
Jessica L. Stevens (1)	2,222	0.13%	$2.48	April 12, 2004
Bonnie A. Crystal	500,000	29.99%	$2.48	September 14, 2004
Bonnie A. Crystal (1)	2,222	0.13%	$2.48	April 12, 2004

 (1) Awarded under the Inventors Patent Incentive Program.

Aggregated Options/SAR Exercises

During the fiscal year ended December 31, 2001, neither Ms. Stevens nor Ms. Crystal exercised any options/SARs issued by Telegen or by Telisar.  The following table sets forth information regarding the stock options held as of December 31, 2001 by Ms. Stevens and Ms. Crystal.

Name	Number of Securities Underlying Unexercised Options at Fiscal Year End (1)		Value of Unexercised In-the-Money Options at Fiscal Year End (1)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Options in Telegen
Jessica L. Stevens (2)	500,000	5,983	0	0
Bonnie A. Crystal (3)	500,000	0	0	0
Options in Telisar
Jessica L. Stevens	0	502,222 (2)	0	0
Bonnie A. Crystal	0	502,222 (2)	0	0

_________________

(1) On June 30, 2000, Telegen effected a one-for-16 reverse split of its common stock. All options, warrants and SAR's outstanding on June 30, 2000 were subsequently cancelled on June 30, 2000, pursuant to Telegen's Plan of Reorganization.

(2) Ms. Stevens also holds a warrant to purchase 1,000,000 shares of common stock at an exercise price of $1.75, of which 1,000,000 shares are exercisable and 0 shares are unexercisable.  The value of the "in the money" exercisable and unexercisable warrants as of December 31, 2001 is $0.

(3) Ms. Crystal also holds a warrant to purchase 1,000,000 shares of common stock at an exercise price of $1.75, of which 1,000,000 shares are exercisable and 0 shares are unexercisable.  The value of the "in the money" exercisable and unexercisable warrants as of December 31, 2001 is $0.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Ms. Stevens has an employment contract with Telegen (the "Stevens Employment Agreement").  The Stevens Employment Agreement provided that Ms. Stevens receive an annual salary of $200,000 during her first year of employment, with the salary in later years subject to determination by the Board of Directors but not less than $200,000 per year. On June 30, 2000, the Board of Directors increased Ms. Stevens' annual salary to $500,000 and granted her an incentive stock option award of 500,000 options having an exercise price of $1.93 and vesting ratably over the following 12 month period.  On March 1, 2001, Ms. Stevens' salary was reduced to $200,000.  On August 15, 2001, Ms. Stevens voluntarily reduced her salary to $0 with no salary being accrued.  Ms. Stevens is also entitled to participate in any pension, insurance, savings or other employee benefits adopted by Telegen.

The term of the Stevens Employment Agreement is 5 years starting October 11, 1998 and provides that Ms. Stevens may not be terminated at any time during the term of the agreement except for cause, death or disability as defined in the agreement.  If Ms. Stevens is involuntarily terminated without cause, she is eligible for a severance package, which includes a lump sum payment based upon the annual salary applicable at the date of termination.

Ms. Crystal has an employment contract with Telegen (the "Crystal Employment Agreement").  The Crystal Employment Agreement provided that Ms. Crystal receive an annual salary of $180,000 during her first year of employment, with the salary in later years subject to determination by the Board of Directors but not less than $180,000 per year. On June 30, 2000, the Board of Directors increased Ms. Crystal's annual salary to $450,000 and granted her an incentive stock option award of 500,000 options having an exercise price of $1.93 and vesting ratable over the following 12 month period.  On March 1, 2001, Ms. Crystal's salary was reduced to $200,000.  On August 15, 2001, Mr. Crystal voluntarily reduced her salary to $100,000 with no additional salary being accrued. Ms. Crystal is also entitled to participate in any pension, insurance, savings or other employee benefits adopted by Telegen.

The term of the Crystal Employment Agreement is five years starting October 11, 1998 and provides that Ms. Crystal may not be terminated at any time during the term of the agreement except for cause, death or disability as defined in the agreement.  If Ms. Crystal is involuntarily terminated without cause, she is eligible for a severance package, which includes a lump sum payment based upon the annual salary applicable at the date of termination.

Other than as set forth in the Consent Statement and herein, no Shareholders Committee Member or nominee (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years, (ii) owns beneficially, directly or indirectly, securities of Telegen or any parent or subsidiary of Telegen, (iii) owns any securities of Telegen of record, but not beneficially, (iv) within the past two years has purchased or sold any securities of Telegen, (v) has current indebtedness incurred for the purpose of acquiring or holding securities of Telegen, (vi) is or has been within the past year a party to any contract, arrangement or understanding with respect to any securities of Telegen, (vii) has had since the beginning of Telegen’s last fiscal year, or is to have, a direct or indirect material interest in any transaction or any proposed transaction, to which the Telegen or any of its affiliates was or is a party, (viii) has any substantial interest in any matter to be acted upon under this consent solicitation, (ix) has any arrangement or understanding with respect to future employment by Telegen or with respect to any future transactions to which Telegen or any of its affiliates will or may be a party or (x) is involved in any pending legal proceedings as a party adverse (or has a material interest adverse) to Telegen or any subsidiary of Telegen.  Except as set forth above, each holder of Telegen’s shares listed above has sole voting and investment power over the shares beneficially owned by such holder.

FORM OF

CONSENT CARD

WRITTEN CONSENT OF SHAREHOLDER

OF

TELEGEN CORPORATION

A California Corporation

September __, 2003

Please detach along perforated line and mail in the envelope provided

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PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  [x]

________________________________________________________________________________________________________________

1.    Election of Directors:

This consent may be revoked at any time by the undersigned and unless revoked shall terminate on November 30, 2003.

NOMINEES:

[   ]

FOR ALL NOMINEES

O   T. Ronald Davis

O   Richard M. Herring

[   ]

 WITHHOLD AUTHORITY

O   Victor J. Meiusi

FOR ALL NOMINEES

O   Richard G. Sellers

O   Duncan Troy

[   ]

FOR ALL EXCEPT

(See instructions below)

INSTRUCTION:

 To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT”

and fill in the circle next to each nominee you wish to withhold, as shown here: [blackened circle]

_______________________________________________________________________

_______________________________________________________________________

To change the address on your account, please check the box at right and

indicate your new address in the address space above. Please note that                              [    ]

changes to the registered name(s) on the account may not be submitted via this method.

________________________________________________________________________

Signature of Shareholder      __________________________________Date:  _____________________     Signature of Shareholder      __________________________________Date:  _____________________

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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TELEGEN CORPORATION

A California Corporation

The undersigned, as the record owner of the number of shares of common stock of Telegen Corporation, a California corporation set forth on the reverse side, hereby acknowledges receipt of the Consent Statement of the Shareholders Committee of Telegen Corporation dated September __, 2003 and votes such shares for the election of the persons whose names are set forth below. Shareholders may cumulate their votes and cast a number of votes equal to the number of shares held times five (the number of nominees). Unless otherwise indicated distribute my votes equally for each nominee.

(Continued and to be signed on the reverse side)